Immersion Corporation
801 Fox Lane
San Jose, CA 95131
June 30, 2010
VIA FEDERAL EXPRESS AND EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Joyce Sweeney and Stephani Bouvet

Re:	Immersion Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 30, 2010
File No. 000-27969
Ladies and Gentlemen:
        We have received your letter of June 18, 2010, conveying comments of the Staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) regarding part III of the Annual Report on Form 10-K (the “10-K”) filed by Immersion Corporation (“Company”) for the fiscal year ended December 31, 2009. Responses to your comments are provided below on behalf of the Company. Headings and numbering of the responses set forth below correspond to the headings and numbering of the comments contained in your letter.
Part III
Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 29, 2010)
Election of Directors, page 2
1.	Your discussion of the various experiences and/or skills that each director contributes to the board of directors appears to address more generally the composition of your board of directors. In your future filings, please address more specifically the particular experiences, qualifications, attributes and/or skills that led to the actual determination that each person should serve as a director of your company at the time the disclosure is made, in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.
Response: The Staff’s comment is noted and the Company will in its future filings address more specifically the particular experiences, qualifications, attributes and/or skills that led to the actual determination that each person should serve as a director of the Company at the time the disclosure is made, in light of its business and structure.
Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 29, 2010)
Competitive Considerations, page 11
2.	We note that your compensation committee considers the compensation practices of the peer group identified on page 11, when setting the compensation levels for your named executive officers, and that your pay positioning strategy was to target annual base salary ranges at the median level relative to your peer group of technology and medical device companies. We further note that your executive salaries, as a whole, generally ranged from the 25th to 50th percentile relative to your peer group for 2009 even though you decided to freeze base salaries at the 2008 levels; and, that targets for equity incentive awards were set at the 75th percentile. However, your discussion of the various elements of compensation, such as base salaries, short-term cash incentive awards and equity incentive awards, does not specifically explain how you arrived at the actual amounts paid for each named executive officer or how those amounts compare to the benchmark used. In your future filings, please expand your disclosure accordingly. Where actual payments were above or below the benchmark, your disclosure should discuss the reasons for any material variations.
Response: The Staff’s comment is noted. The Company will expand its disclosure in future filings.
Short-term Cash Incentive Awards, page 12
3.	It appears from your disclosure that individual performance was also considered in determining short-term cash incentive awards; however, you have not included a discussion of how individual performance affected compensation for each of the named executive officers. In your future filings, please expand your disclosure accordingly. Your discussion should specify the individual goals for each named executive officer and describe how the Committee’s assessment of the individual performance goals affected the actual bonus amount paid. Further, whether the committee retains the power to exercise discretion with respect to awarding bonus amounts and whether the committee in fact exercised that discretion should also be disclosed. Please also describe the elements of individual performance that were taken into consideration in establishing any other elements of compensation for which individual performance was a factor. Refer to Item 402(b)(2)(vii) of Regulation S-K.
Response: The Staff’s comment is noted. The Company will expand its disclosure in the future to specify the individual goals for each named executive officer and to describe how the assessment of the individual performance goals affected the actual bonus amount paid. The Company will also disclose whether discretion was exercised with respect to awarding bonus amounts and also describe the elements of individual performance that were taken into consideration in establishing any other elements of compensation for which individual performance was a factor.

4.	We note that cash incentive awards for named executive officers other than the chief executive officer are also based upon the achievement of certain performance metrics, in addition to the actual company performance measured against the targets set forth on page 14. Given that the committee considers management objectives, which include certain corporate initiatives for specific executives with control over the achievement of such corporate initiatives, in setting compensation levels, the performance metrics appear to be material to your compensation of the named executive officers and should be discussed. Refer to Item 402(b)(2)(vi) and (vii) of Regulation S-K. In your future filings, please provide a description of the elements of corporate and individual performance that were taken into account with respect to each named executive officer in awarding cash incentives. In addition, disclose whether the corporate and individual targets were met in each instance, state whether discretion was exercised to reduce or increase the size of any award or payout and describe in material detail how achievement of the various corporate performance objectives resulted in the specific payouts reflected in the summary compensation table. In this regard, we note that Mr. Vachon received a weighting factor of 1.0 based on the board’s discretionary determination that he and the other executive team members were performing adequately.
Response: The Staff’s comment is noted. The Company will in future filings provide a description of the elements of corporate and individual performance that were taken into account with respect to each named executive officer in awarding cash incentives. In addition, the Company will disclose whether the corporate and individual targets were met in each instance, state whether discretion was exercised to reduce or increase the size of any award or payout and describe in material detail how achievement of the various corporate performance objectives resulted in the specific payouts reflected in the summary compensation table.
Item 13. Certain Relationships and Related Transactions, and Director Independence (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 29, 2010)
Related Person Transactions, page 25
5.	We note your statement, “[e]xcept as described elsewhere in this Proxy Statement, including in ‘Executive Compensation’ above, or in ‘Other Transactions’ below,” there have been no related party transactions.” However, we are unable to locate the section, “Other Transactions,” that you refer to in the filing. In your response letter, please identify the transactions you are referring to in this statement and tell us specifically where the disclosure required by Item 404 of Regulation S-K is provided in your report.
Response: The Company advises the Staff that there were no additional transactions required to be disclosed under Item 404 of Regulation S-K.
     Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 350-8870, or Jeffrey Vetter, our outside counsel at Fenwick & West LLP, at (650) 335-7631.

Sincerely,
/s/ Shum Mukherjee
Shum Mukherjee Chief Financial Officer

     Cc: Jeffrey Vetter, Esq.